Filed by WPCS International Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: WPCS International Incorporated

Commission File No.: 001-34643

An Important Message Regarding the Merger of WPCS and DropCar

The Special Meeting of the stockholders of WPCS International Incorporated to consider various proposals regarding the proposed Merger with DropCar has been adjourned to 9:30 a.m. Eastern Standard Time on Tuesday January 30, 2018 at the offices of Morse, Zelnick, Rose & Lander, LLP, 825 Third Avenue, 16th Floor, New York, NY 10022. The Special Meeting was adjourned so WPCS can continue to solicit votes in favor of the proposals. The Record Date for the Special Meeting, December 14, 2017, has not been changed.

Your vote is extremely important! The Merger cannot be consummated without stockholder approval of Proposal Nos. 1, 2, 3 and 4.

Proposal 1: To approve the Agreement and Plan of Merger and Reorganization between WPCS and DropCar.

Proposal 2: To approve an amendment to the WPCS Charter changing the WPCS corporate name to “DropCar, Inc.”

Proposal 3: To approve an amendment to the WPCS Charter effecting a reverse stock split of WPCS’ issued and outstanding common stock within a range of every 1.5 to 10 shares of outstanding WPCS common stock being combined and reclassified into one share of WPCS common stock.

Proposal 4: To approve an increase in the total number of shares of WPCS common stock currently available for issuance under the Merger and Reorganization Plan by 6,450,000 shares, prior to giving effect to any reverse stock split to be effected in connection with the Merger.

Your support for the above proposals is vitally important to consummate the Merger of WPCS and DropCar. The board of directors of each company has approved the Merger and believes that the Merger is in the best interests of the stockholders of the respective companies. The board of directors of WPCS has recommended that the WPCS stockholders vote FOR each of the proposals.

**Please take a moment to vote by one of the convenient methods provided on the enclosed proxy card**

If you have already voted you do not need to take any further action.

If you have any questions or require assistance voting, please contact our proxy solicitor Alliance Advisors toll free at (855) 973-0095.